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Exhibit 12

ROCHESTER GAS AND ELECTRIC CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Year Ended December 31,
	Three Months Ended March 31, 2003(1)
		2002	2001	2000	1999	1998
	(Thousands)
Net Income	$1,490	$50,067	$73,650	$95,529	$94,488	$94,138
Add:
Income Tax—current	(13,897)	44,458	67,336	69,694	66,227	66,495
Income Tax—deferred	11,476	(12,838)	(38,417)	(10,022)	(2,918)	(4,594)

Pretax (Loss) Income From Continuing Operations	(931)	81,687	102,569	155,201	157,797	156,039
Fixed Charges	34,924	64,554	70,170	69,453	63,321	52,474

Earnings, as defined	$33,993	$146,241	$172,739	$224,654	$221,118	$208,513

Fixed Charges:
Interest on long-term debt	$12,529	$57,735	$58,953	$56,673	$53,067	$43,306
Interest on DOE liability(2)	268	1,477	3,978	5,548	4,177	4,305
Amortization of debt premium, discount and expense	673	2,401	2,132	1,647	1,723	1,536
Other interest	21,108	1,144	2,847	3,921	2,824	1,852
Interest portion of rental charges	346	1,797	2,260	1,664	1,530	1,475

Fixed Charges, as defined	$34,924	$64,554	$70,170	$69,453	$63,321	$52,474

Ratio of Earnings to Fixed Charges(3)	0.97	2.27	2.46	3.23	3.49	3.97

(1)
Due to the seasonal nature of our operations, financial results for the interim period are not necessarily indicative of trends for a 12-month period.

(2)
Long-term liability to Federal Department of Energy for nuclear waste disposal.

(3)
Earnings before income taxes and fixed charges for the three months ended March 31, 2003, were deficient to cover fixed charges by $931 thousand. Earnings included $51 million for the recognition of terms and conditions of a New York State Public Service Commission rate order issued in March 2003. Excluding the $51 million, the ratio of earnings to fixed charges would have been 4.60.

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  Exhibit 12
ROCHESTER GAS AND ELECTRIC CORPORATION COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES